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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Russ Berrie and Company, Inc.
Full Name of Registrant

Former Name if Applicable

111 Bauer Drive
Address of Principal Executive Office (Street and Number)

Oakland, New Jersey 07436
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Primarily as a result of the focus of the management of Russ Berrie and Company, Inc. (the “Company”) on the completion of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, the Company is experiencing delays in compiling certain required information and finalizing the financial statements for its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (the “March 10-Q”).  As a result, the Company represents that it could not, without unreasonable effort or expense, timely file the March 10-Q.  The Company represents that the March 10-Q will be filed no later than the fifth calendar day following the date on which it was due.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	John Wille	201	405-7340
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A

Russ Berrie and Company, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2006	By	/s/ John D. Wille

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.             This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.             One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.             A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.             Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.             Electronic filers:  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

Attachment A

As the preparation of the Company’s financial statements are not yet complete, as described in Part III, all percentages and amounts described below are estimates as of the date of the filing of the attached Form 12b-25.

Consolidated net sales in the first quarter of 2006 increased 9.4% to $77.4 million compared to $70.7 million in the first quarter of 2005.  The increase in sales was attributable to increased sales in both the Company’s gift segment and its infant and juvenile segment.  Net sales in the gift segment increased 5.6% to $40.0 million in the first quarter of 2006 compared to $37.9 million in the same period in 2005.  The Company attributes this increase to improved product availability compared the prior year.  Net sales in the infant and juvenile segment increased 13.7% to $37.3 million in the first quarter of 2006 compared to $32.8 million in the same period in 2005.  This increase is primarily attributable to sales growth in its Kids Line subsidiary.

Consolidated selling, general and administrative expenses were $33.9 million, or 43.8% of consolidated net sales, for the first quarter of 2006, as compared to $30.7 million, or 43.4% of consolidated net sales, for the first quarter of 2005.  This increase in selling, general and administrative expenses is primarily a result of costs associated with restructuring activities implemented in the first quarter of 2006 in the U.S. and European divisions of its gift business, partially offset by ongoing expense reductions in its gift segment as a result of 2005 and 2006 restructuring activities.

The consolidated net loss of $5.8 million, or $0.28 per diluted share, in the first quarter of 2006 compares to consolidated net loss of $1.7 million, or $0.08 per diluted share, for the first quarter of 2005.  The increased net loss resulted primarily from lower gross profit in the Company’s gift segment, higher interest expense, debt refinancing charges and restructuring activities implemented in the first quarter of 2006, partially offset by higher sales and gross profit in its infant and juvenile segment and ongoing selling, general and administrative expense reductions in its gift segment.